FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of March 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X       Form 40-F
                                 ---                ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                    ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                       CEZ is interested in United Energy

Today, the energy corporation CEZ has made an offer for the majority share in United Energy, a.s.

The offer concerns 85.16% of the share certificates currently held by Horizon Energy Development B.V., a subsidiary of National Fuel Gas Company based in Buffalo (N.Y.) USA.

United Energy, a. s., operates the following plants: heat and power plant Komorany, heating plant Novosedlice, Litomerice, Mimon, Louny, and 74 smaller gasboilerhouses.

The firm also purchases heat from CEZ produced by the power plants Ledvice, Prunerov, and Tusimice. United Energy supplies Most, Litvinov, Chomutov, Jirkov, Kadan, Klasterec n. O., Teplice, Duchcov, Bilinu, Dubi, Krupku, Osek, Hrob, Litomerice, Louny, and Mimon with heat and hot water.

The joint-stock company holds interests in the business of further energy companies:

Teplarna Liberec, a. s.:      70% share
ENOP, s. r. o.:               100% share
Lounske tepelne hospodarstvi spol. s r.o.: 100% share


Selected technical data for 2003:

Installed electric power output                MWe             236
Electric power supply                          GWh             964
Total thermal supply                           MWt             807
Heat delivery total                             TJ            7 117

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.

                                        ------------------------
                                             (Registrant)
Date:  March 22, 2005
                                        By:  /s/ Libuse Latalova
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                                              Libuse Latalova
                                       Head of Finance Administration